Exhibit 2.5

FIRST AMENDMENT

TO

EXCHANGE AGREEMENT

THIS FIRST AMENDMENT TO EXCHANGE AGREEMENT (the “Amendment”) is made as of March 3, 2005, by and among Earle M. Jorgensen Holding Company, Inc., a Delaware corporation (“Holding”), Earle M. Jorgensen Company, a Delaware corporation (the “Company”), Kelso Investment Associates, L.P., a Delaware limited partnership (“KIA”), Kelso Equity Partners II, L.P., a Delaware limited partnership (“KEP II”), KIA III-Earle M. Jorgensen, L.P., a Delaware limited partnership (“KIA III”), and Kelso Investment Associates IV, L.P., a Delaware limited partnership (“KIA IV”). Each of KIA, KEP II, KIA III, and KIA IV may sometimes individually be referred to as a “Stockholder” and collectively referred to as the “Stockholders.”

RECITALS

A. WHEREAS, Holding, the Company and the Stockholders entered into that certain Exchange Agreement (the “Exchange Agreement”) dated as of December 17, 2004.

B. WHEREAS, the parties to the Exchange Agreement have determined that it is necessary to amend certain provisions of the Exchange Agreement all upon the terms and subject to the conditions set forth in this Amendment.

AGREEMENT

In consideration of the respective covenants and promises contained herein, the parties, intending to be legally bound, agree as follows:

1. Amendments to Section 2.1 of the Exchange Agreement.

(a) The first sentence of Section 2.1 is hereby amended by deleting the following from the end of such sentence “, prior to giving effect to Section 6.6 or the transactions contemplated thereby.”

(b) The third sentence of Section 2.1 is hereby amended by deleting the following from the end of such sentence “, prior to giving effect to Section 6.6 or the transactions contemplated thereby.”

(c) The last two sentences of Section 2.1 shall be amended and restated in their entirety as follows:

The number of shares of Common Stock to be issued in consideration for the Series A Variable Rate Notes will be equal to the quotient determined by dividing (a) the difference of (i) the Aggregate Prepayment Amount of the Series A Variable Rate Notes less (ii) the cash portion of the Aggregate Prepayment Amount of the Series A Variable Rate Notes determined pursuant to the second preceding sentence of this Section 2.1 by (b) the IPO Price; provided, however, that, until the expiration of the period for exercise of the over-allotment option, the Exchange Agent will withhold that portion of the shares of Common Stock to be issued in consideration for the Series A Variable Rate Notes that is equal to the number of shares of Common Stock, valued on a per share basis at the IPO Price, which are equal in aggregate value to the additional cash that would be paid as consideration in respect of the Series A Variable Rate Notes, assuming the underwriters elected to exercise their over-allotment option in full. The stock portion of the Aggregate Prepayment Amount of the Holding Notes will be allocated first to the payment of principal on the Series A Variable Rate Notes, next to the Series A Variable Rate Notes representing interest paid-in-kind and last to the assumed and unpaid interest on the Series A Variable Rate Notes since July 1, 2004.

2. Amendment to Section 6.6 of the Exchange Agreement. Section 6.6 of the Exchange Agreement is hereby amended and restated in its entirety to read as follows:

SECTION 6.6 Application of Proceeds of Green Shoe. Notwithstanding anything contained herein to the contrary, in the event that after the Effective Time the underwriters elect to exercise their over-allotment option to purchase additional shares of Common Stock in the IPO, the net proceeds received by the Company from the sale of such shares shall be applied pro rata to the payment of the Series A Variable Rate Notes, the Series A Preferred Stock and the Series B Preferred Stock based on the Aggregate Prepayment Amount of the Holding Notes, the Aggregate Conversion Value of the Series A Preferred Stock and the Aggregate Conversion Value of the Series B Preferred Stock, in lieu of the issuance of shares of Common Stock pursuant to the Merger Agreement and this Agreement. KIA IV and the Company agree to defer until the expiration of the period for exercise of the over-allotment option, the delivery of that portion of the Common Stock to be issued in consideration for the Series A Variable Rate Notes that is equal to the number of shares of Common Stock, valued on a per share basis at the IPO Price, which are equal in aggregate value to the additional cash that would be paid as Common Stock in consideration for the Series A Variable Rate Notes, assuming the underwriters elected to exercise their over-allotment option in full. After expiration of the period for the exercise of the over-allotment option, the Company will pay to KIA IV, that portion of the net proceeds (the aggregate purchase price of the Common Stock less underwriters discounts and commissions) received as a consequence of the exercise of the over-allotment option (the “Net Cash Proceeds of the Over-Allotment Option”) which equals the product of (a) the Net Cash Proceeds of the Over-Allotment Option and (b) the fraction determined by dividing (x) the Prepayment Amount of the Holding Notes by (y) the sum of the Aggregate Conversion Value of the Series A Preferred Stock, the Aggregate Conversion Value of the Series B Preferred Stock and the Aggregate Prepayment Amount of the Holding Notes. The shares of Common Stock comprising a portion of the exchange consideration for the Series A Variable Rate Notes shall be treated as repurchased by the Company and held in treasury.

3. Amendment to Section 7.1(j) of the Exchange Agreement. Section 7.1(j) of the Exchange Agreement is hereby amended and restated in its entirety to read as follows:

Completion of the IPO, the IPO Price and the Amount of Cash Proceeds Allocated to Redemption and Repurchase. The IPO shall close concurrently with the Merger, the IPO Price shall be not less than Seven Dollars ($7.00), and the amount of Cash Proceeds Allocated to Preferred Stock and Holding Notes shall be not less than One Hundred Million Dollars ($100,000,000).

4. Miscellaneous. Except as expressly set forth in this Amendment, all of the provisions of the Exchange Agreement are hereby ratified and confirmed by the parties and shall remain in full force and effect. All references in the Exchange Agreement to “this Agreement” shall be read as references to the Exchange Agreement, as amended by this Amendment. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute a single agreement. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, without reference to conflicts of laws principles. All capitalized terms herein shall have the meaning set forth in the Exchange Agreement unless defined otherwise herein.

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IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto on the date first written above.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

By:	/s/ MAURICE S. NELSON, JR.
Name:	Maurice S. Nelson, Jr.
Title:	President, Chief Executive Officer and Chief Operating Officer

EARLE M. JORGENSEN COMPANY

By:	/s/ MAURICE S. NELSON, JR.
Name:	Maurice S. Nelson, Jr.
Title:	President, Chief Executive Officer and Chief Operating Officer

KELSO INVESTMENT ASSOCIATES, L.P.

By:	Kelso Partners, L.P., General Partner

	By:	/s/ FRANK T. NICKELL
General Partner

KELSO EQUITY PARTNERS II, L.P.

By:	/s/ FRANK T. NICKELL
General Partner

KIA III-EARLE M. JORGENSEN, L.P.

By:	Kelso Partners III, L.P., General Partner

	By:	/s/ FRANK T. NICKELL
General Partner

KELSO INVESTMENT ASSOCIATES IV, L.P.

By:	Kelso Partners IV, L.P. General Partner

	By:	/s/ FRANK T. NICKELL
General Partner

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